Exhibit (d) (1) (u)
ADVISORY FEE WAIVER AGREEMENT
PL PRECIOUS METALS FUND
OF PACIFIC LIFE FUNDS
          This ADVISORY FEE WAIVER AGREEMENT, by and between Pacific Life Fund Advisors LLC (the “Adviser”) and Pacific Life Funds (the “Trust”), on behalf of the PL Precious Metals Fund, a series portfolio of the Trust (the “Fund”), is effective as of December 7, 2012.
          WHEREAS, the Trust is a Delaware statutory trust and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company of the series type;
          WHEREAS, the Fund is managed by Wells Capital Management, Inc. (“Wells Capital”); and
          WHEREAS, the Trust and the Adviser are parties to the Investment Advisory Agreement, dated June 13, 2001 (the “Advisory Contract”), as amended, pursuant to which the Adviser provides investment advisory services to the Fund for compensation based on the value of the average daily net assets of the Fund;
          NOW THEREFOR, the parties hereto agree as follows:
     I. Advisory Fee Waiver
A.	Amount of Waiver. During the term of this Agreement, for so long as Wells Capital remains the fund manager of the Fund, the Adviser hereby agrees to waive 0.07% off of its investment advisory fee for the Fund.
     II. Term and Termination of Agreement
A.	This Agreement shall have a term commencing on December 7, 2012 and ending June 30, 2013.

B.	Notwithstanding sub-paragraph (A) above, this Agreement shall terminate upon termination of the Advisory Contract, or it may be terminated by the Trust, without payment of any penalty, upon ninety (90) days’ prior written notice to the Adviser at its principal place of business.

     III. Miscellaneous
A.	Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any provisions hereof or otherwise affect their construction or effect.

B.	Definitions. Any question or interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Contract or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Contract or the 1940 Act.

C.	Choice of Law. This Agreement shall be governed by the law of the State of California, without regard to the conflict of law provision thereof.
     IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorize and their respective corporate seals be hereunto affixed, as of the day and year first above written.

Pacific Life Funds

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee
	Name: Howard T. Hirakawa		Name: Laurene E. MacElwee
	Title: Vice President		Title: VP & Assistant Secretary

Pacific Life Fund Advisors LLC

By:	/s/ Howard T. Hirakawa	By:	/s/ Laurene E. MacElwee
	Name: Howard T. Hirakawa		Name: Laurene E. MacElwee
	Title: VP, Fund Advisor Operations		Title: VP & Assistant Secretary